Exhibit 99.1

GoldMining Inc. Identifies Significant Antimony Mineralization

Including 2.79 g/t AuEq (0.71 g/t Au and 0.59% Sb) over 79 metres and

1.91 g/t AuEq (1.56 g/t Au and 0.10% Sb) over 128 metres

at its 100% Owned Crucero Project

Vancouver, British Columbia – April 23, 2025 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce that after reviewing historic drill results it has identified antimony ("Sb") mineralization occurring with gold mineralization on the Company’s 100% owned Crucero Project ("Crucero" or the "Project") in the Carabaya Province, Peru.

Highlights:

o	In addition to the established robust gold mineralized system, the Company has recently identified significant antimony values in the Crucero drill data base.

o	Due to shortages of this strategic metal, antimony spot price has increased substantially in recent periods to approximately US$55,250 per tonne.

o	Gold mineralization at Crucero occurs with disseminated pyrite, pyrrhotite, arsenopyrite and stibnite, which the latter is an antimony-bearing mineral.

o

The indicated resource for Crucero is estimated to total 30.65 million tonnes ("Mt") at an average grade of 1.0 gram per tonne gold ("g/t Au") containing approximately 993,000 ounces ("oz") gold with an additional inferred resource of 35.78 Mt at 1.0 g/t Au containing approximately 1,147,000 oz Au. The Mineral Resource Estimate is reported within a conceptual pit design shell using an average gold price of US$1,500/oz.

o

Preliminary analysis of the drill hole sample assay data base indicates numerous occurrences of antimony, with individual assays as high as 39.6% Sb. A selection of drill intercepts, which have been verified by the Company, include:

o	DDH-01: 2.49 g/t gold equivalent* (“AuEq”) (1.05 g/t Au & 0.41% Sb) over 47 metres (from 227 m depth)

o

DDH-02: 44.37 g/t AuEq (42.15 g/t Au & 0.63% Sb) over 7 metres (from 141 m depth), including 1,075 g/t Au & 8.96 % Sb over 0.25 meters; and 2.79 g/t AuEq (0.71 g/t Au & 0.59% Sb) over 79 metres (from 175 m depth)

o	DDH-03: 1.87 g/t AuEq (1.09 g/t Au & 0.22% Sb) over 22 metres (from 203 m depth)

o	DDH-04: 1.95 g/t AuEq (1.56 g/t Au & 0.11% Sb) over 128 metres (from 4 m depth)

o

The Crucero database contains assay data for 72 drill holes as well as 657 trench assays including over 15,000 gold assays and over 10,000 antimony assays. The Company is currently compiling and validating a comprehensive database to undertake further analysis of the distribution and grade of antimony throughout the Project.

*AuEq is calculated using the formula AuEq (g/t) = Au grade (g/t) + 3.52 * Sb grade (%). Au price of $2,200/oz and Sb price of $35,600 (both approximately 35% of current spot price). Reports gold recovery at 100% and uses a notional antimony recovery of 70%.

Alastair Still, Chief Executive Officer of GoldMining, commented: "Identifying the presence of antimony within our 100% owned Crucero Project opens an exciting opportunity to potentially recognize additional value from an already substantial estimated gold resource. Previous evaluations of the property identified the occurrence of antimony, primarily occurring as the mineral stibnite, co-existing with and acting as a pathfinder for gold mineralization. However, with past antimony prices, its economic importance was not recognized and with the growing strategic importance of antimony exemplified by an increase in the antimony price to approximately $50,000 per tonne, we believe that we can enhance the economic value for the Crucero Project thorough re-evaluation of our database to quantify antimony as it occurs with the gold mineralization. This work augments our activities, and demonstrates optionality within our assets as we remain focused on unlocking value within our portfolio of gold and gold-copper projects located throughout the Americas."

Crucero Project

The Crucero Project (see Figure 1) is located in the Andes mountain range in Carabaya Province, in southeastern Peru. The village of Caserio de Oscoroque is located approximately 10 km to the west of the Project by road, and the nearest major community is the city of Juliaca, about 150 km to the south-southwest, which has an airport that provides domestic flights that connect throughout Peru.

Figure 1 – Crucero Project, Department of Puno, Province of Carabaya, Peru.

The Project contains orogenic gold mineralization that is associated with pyrite, pyrrhotite, arsenopyrite and stibnite mineralization. The mineralization is contained within altered metasedimentary rocks belonging to the Ananea Formation of Lower Paleozoic age.

Exploration programs from 1996 to 2012 by previous operators included geological mapping, soil and rock geochemistry, trenching, surface geophysical surveys, diamond drilling and metallurgical testwork. Drilling was concentrated on one of the geophysical anomalies referred to as the ‘A1 Zone’ where a total of 72 core holes for 22,712 m were completed from 2003 to 2012.

The Indicated mineral resource for Crucero (see Table 1) is estimated to total 30.65 million tonnes ("Mt") at an average grade of 1.00 gram per tonne gold ("g/t Au") containing approximately 993,000 ounces ("oz") gold. An additional 35.78 Mt at an average grade of 1.00 g/t Au containing approximately 1,147,000 oz Au is estimated in the Inferred resource category. The MRE is reported within a conceptual pit design shell for the Project using a long-term average gold price of US$1,500/oz Au.

Table 1         Crucero Project Mineral Resource Estimate (Effective date: December 20, 2017)

Cut-off g/t	Indicated			Inferred
	Tonnage	Grade	Metal	Tonnage	Grade	Metal
	Mt	g/t	oz	Mt	g/t	oz
0.4	30.65	1.00	993,000	35.78	1.00	1,147,000

Notes to Table 1:

1.	There is no certainty that all or any part of the Mineral Resources estimated will be converted into Mineral Reserves.
2.	Open pit resources stated as contained within a conceptual open pit above a 0.40 g/t Au cut-off.
3.	Pit constraints are based on an assumed gold price of US$1,500/oz, mining cost of US$1.60/t and processing cost of US$16.00/t.
4.	Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.
5.	Mineral resource tonnages and grades are reported as undiluted.
6.	Contained Au ounces are in-situ and do not include recovery losses.

For further information regarding the Crucero Project and the mineral resource estimate referenced herein, refer to the technical report summary titled “43-101 Technical Report, Crucero Property, Carabaya Province, Peru” with an effective date of December 20, 2017, available under the Company’s profile at www.sedarplus.ca.

To date, exploration of the Project has concentrated on the A1 Zone. The A1 Zone dips vertically to steeply to the east, is approximately 750 m long by 100 m in width and is traced to a vertical depth of approximately 400 m. The A1 Zone is hosted within meta-sediments (mudstones and siltstones) of the Ananea Group. Pyrite is the most abundant sulphide mineral and typically occurs as blebs, the distribution of which commonly appears to be along foliation or bedding. Quartz veins are uncommon and are not necessarily gold-bearing, although the highest concentrations of gold found to date have been found in quartz veins with stibnite.

Prior geological studies have interpreted that the area has been subjected to two phases of gold mineralization of which the major gold-mineralizing event formed during isoclinal folding, is largely conformable with bedding and is associated primarily with pyrite and pyrrhotite. The second phase of gold mineralization is associated with later deformation characterized by brittle deformation that resulted in the development of faulting and remobilization of gold that is associated with arsenopyrite and antimony mineralization. This later phase of gold mineralization is volumetrically minor compared to the first phase; however, it is more significant because the higher gold grades and antimony occurs with this later phase.

Figure 2 – Left: Crucero camp site (left), 2009 -2012; Right: Diamond core drill set up on DDH-03 at the A1 Zone, 2009.

Strategic Importance of Antimony

Due to the scarcity of antimony and increased demand due to its versatility and declaration as a critical metal, particularly for battery technology, semiconductors and a variety of military and defense technologies, the price of antimony has reached new highs. The current antimony spot price of approximately US$55,250 per tonne represents a significant increase from US$11,600 per tonne at the start of 2024.

Globally, the majority of the world’s antimony supply is controlled by China, Russia & Tajikistan. Antimony is now considered a strategic metal that necessitates supply chain security, particularly during periods of geopolitical instability, that has garnered recent media attention with respect to China imposing restrictions on the export of antimony.

Owing to its limited supply, antimony is declared a critical metal as designated by several countries, including the United States, Canada, the European Union, Japan, Australia, and the United Kingdom.

Due to its importance as a strategic metal, many governments are now prioritizing exploration and domestic production to help bolster supply chain certainty. Projects demonstrating potential to provide antimony are increasing in relevance due to its potential economic and strategic benefits.

Table 2 – Crucero Project historical drill assay intercepts. Bold intervals correspond with those reported in the ‘highlights’ section above.

Hole Number	Interval From (m)	Interval To (m)	Core Length (m)	Gold Grade (g/t)	Antimony Grade (%)	AuEq (g/t)*
DDH-01	150	192	42	1.29	0.15	1.82
And	227	274	47	1.05	0.41	2.49
DDH-02	141	148	7	42.15	0.63	44.37
Including	144	147	3	97.14	1.44	102.21
Including	144.95	145.2	0.25	1075.00	8.96	1106.57
And	175	254	79	0.71	0.59	2.79
Including	217	242	25	0.49	1.35	5.25
And	264	301	37	0.48	0.06	0.69
Including	297	301	4	0.87	0.54	2.77
DDH-03	203	225	22	1.09	0.22	1.87
DDH-04*	4	132	128	1.56	0.11	1.95
Including	52	80	28	1.30	0.31	2.39

Notes:

*DDH-04 contains two samples which assayed at the upper limit of detection for Sb (>10,000 ppm) and which were not re-assayed for Sb % and have thus been limited in the drill database to 10,000 ppm (1%) Sb.

The mineralized intercepts are estimated to be approximately two-thirds of true width.

*AuEq is calculated using the formula AuEq (g/t) = Au grade (g/t) + 3.52 * Sb grade (%), Uses – Au price of $2,200/oz and Sb price of $35,600 (both approximately 35% of current spot). Reports gold recovery at 100% but uses a notional recovery of the Antimony of 70%.

Table 3 – Crucero Project historical drill hole collar location coordinates.

Hole Number	Easting Metres (UTM Zone 19S)	Northing Metres (UTM Zone 19S)	Elevation (m above sea level)	Depth (m)	Azimuth (Degrees)	Dip (Degrees)	Year Drilled
DDH-01	410,940.3	8,433,219	4487.28	350.00	234	-45	2009
DDH-02	410,592.3	8,433,123	4402.64	356.00	056	-45	2009
DDH-03	410,537.8	8,433,215	4401.83	350.00	056	-45	2009
DDH-04	411,002.7	8,432,928	4452.29	235.95	236	-45	2009

Data Verification

The Technical Report and the Company’s database, including verification of available laboratory certificates, were used to verify the reported assay intercepts for DDH-01 to -04. As detailed in the Technical Report, Crucero Project drill core sampling program comprised the following procedure: prior to processing core was photographed and measured for core loss, then was logged geologically and marked for sampling. Samples were obtained by sawing the core in half; half was placed in a numbered sample bag and the other half stored in the core box for reference. The sampled half-core was sent to ALS Global for preparation and analysis in Lima, Peru. Sample lengths downhole were generally 1.0 m within visually mineralized core, to 2.0 m outside mineralized zones, except where samples were taken to honor geological contacts. ALS Global is a certified commercial laboratory and is independent of GoldMining and the previous explorers at the Project. Quality assurance and quality control for analysis of historic drill core samples (DDH-01 to -04) relied on ALS Global’s internal procedures which included duplicates, mineralized standards and blank samples for each batch of core samples. Gold analyses were completed by fire assay fusion with AAS finish (Au-AA24 method) on 50 grams test weight. Antimony and other multi element analyses (total suite of 35 elements) were assayed by aqua regia digestion and ICP-MS analysis (ME-ICP41 method) on 0.25 grams test weight. Antimony which assayed at the upper level of detection of 10,000 ppm, was generally re-assayed to percent level analysis (Sb-AA08 method).

Qualified Person

Tim Smith, P. Geo., Vice President Exploration of GoldMining, has supervised the preparation of, and verified and approved, all other scientific and technical information herein this news release. Mr. Smith is also a qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru. The Company also owns approximately 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO) and 26.4 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Technical disclosure regarding the Project has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company's expectations regarding the Project, the potential and demand for antimony and expected work programs and often contain words such as "anticipate", "intend", "plan", "will", "would", estimate", "expect", "believe", "potential" and variations of such terms. Such forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, which may prove to be incorrect. Investors are cautioned that forward-looking statements involve risks and uncertainties, including, without limitation: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to complete work programs as expected, the Company’s plans with respect to the Project may change as a result of further planning or otherwise,  and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs most recent Annual Information Form and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.